Colonnade Acquisition Corp. II

1400 Centrepark Blvd, Ste 810

West Palm Beach, FL 33401

March 8, 2021

VIA EDGAR

David Link

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Colonnade Acquisition Corp. II

Registration Statement on Form S-1

Filed February 12, 2021, as amended

File No. 333-253091

Dear Mr. Link:

Reference is made to our letter, filed as correspondence via EDGAR on March 5, 2021, in which we requested that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. Washington D.C. time on March 8, 2021, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

We respectfully request that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 9, 2021, or as soon thereafter as possible.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Colonnade Acquisition Corp. II

By:	/s/ Remy W. Trafelet
Name: Remy W. Trafelet
Title: Chief Executive Officer

cc:	Daniel Nussen, White & Case LLP

[Signature Page to Withdrawal of Acceleration Request]